UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File No. 000-19884

LIQUID MEDIA GROUP LTD.

(Translation of registrant’s name into English)

#202, 5626 Larch Street, Vancouver, BC  V6M 4E1  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒

 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Incorporation by Reference

The information contained in this Report on Form 6-K and the exhibits filed herewith are hereby incorporated by reference into (1) the registration statement on Form F-3 (Registration Number 333-237982), filed by Liquid Media Group Ltd. (the “Company”) with the U.S. Securities and Exchange Commission (“SEC”) on May 4, 2020, as amended by Amendment No. 1 to Form F-3, filed with the SEC on May 14, 2020, and (2) the registration statement on Form F-1 (Registration Number 333-252846), filed by the Company with the SEC on February 8, 2021, as amended by Amendment No. 1 to Form F-1, filed with the SEC on March 17, 2021, in each case to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into a Material Definitive Agreement

On March 18, 2021, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional accredited investors (the “Purchasers”), pursuant to which the Company agreed to sell in a registered direct offering, an aggregate of 1,791,045 of the Company’s common shares, without par value (the “Common Shares”), at a purchase price per share of $3.35 (the “Shares”), for aggregate gross proceeds to the Company of approximately $6.0 million, before deducting placement agent fees and offering expenses payable by the Company (the “Offering”).  The Offering was completed on March 22, 2021.

Pursuant to a letter agreement dated March 17, 2021, the Company engaged H.C. Wainwright & Co., LLC (“Wainwright”) to act as its exclusive placement agent in connection with the Offering. As compensation to Wainwright in connection with the Offering, the Company paid Wainwright a cash fee equal to 7.0% of the gross proceeds of the Offering, $50,000 for non-accountable expenses and $15,950 for Wainwright’s clearing expenses.

The net proceeds from the Registered Offering, after deducting placement agent fees and offering expenses, were approximately US$5.4 million (CAD$ 6.7 million).

The Purchase Agreement includes customary representations, warranties and covenants by the Company and the Purchasers, and the Company has agreed to provide the Purchasers with customary indemnification under the Purchase Agreement.

The Shares were offered and sold by the Company pursuant to an effective shelf registration statement on Form F-3, which was originally filed with the SEC on May 4, 2020, as amended by Amendment No. 1 to Form F-3, filed with the SEC on May 14, 2020 (File No. 333-237982).

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Purchase Agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated by reference herein.

A copy of the legal opinion of Miller Thomson LLP relating to the Common Shares offered in the Offering is attached as Exhibit 5.1 hereto.

On March 22, 2021, the Company issued a press release announcing the closing of the Offering. A copy of the press release is attached as Exhibit 99.1 hereto.

Exhibits

Exhibit	Description
5.1	Opinion of Miller Thomson LLP
10.1	Form of Securities Purchase Agreement
23.1	Consent of Miller Thomson LLP (included in Exhibit 5.1)
99.1	Press release dated March 22, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIQUID MEDIA GROUP LTD.
(Registrant)

By:	/s/ Charles Brezer
Charles Brezer
Director

Date:	March 22, 2021